EXHIBIT 4.8

                                 PROMISSORY NOTE
                                 (LIBOR PRICING)

                                                           New York, New York
$11,000,000.00                                             Date: MARCH 30, 2004


     FOR VALUE RECEIVED, the undersigned ("Maker") promises to pay to the order of HSBC BANK USA ("Bank") at its office located at 452 Fifth Avenue, New York, New York 10018 or at any of its other banking offices in New York as Bank may designate by written notice to Maker, the sum of ELEVEN MILLION UNITED STATES DOLLARS ON July 15, 2005, (the Maturity Date) together with interest from the date hereof on the unpaid principal of this Note until paid in full at the rate set forth below.

     Interest on the unpaid principal amount of this Note shall be due and payable on September 27, 2004 and on the date on which the principal balance is due whether by acceleration or on the Maturity Date. This Note shall bear interest at a fixed rate per annum equal to 0.65% above LIBOR (the "Contract Rate"). "LIBOR" means the interest rate equal to the London Interbank Offered Rate shown on Bridge Telerate Screen, page 3750 or any successor page thereto, at the 11:00 A.M. (London time) fixing, rounded upward to the nearest 1/8th of 1%, two Business Days prior to the date of this Note for deposits of United States Dollars in an amount comparable to the principal amount of this Note for a period equal to 473 days.

     After the principal of this Note becomes due, interest under this Note shall be payable on demand and interest shall accrue at a fluctuating rate per annum equal to 2% per annum above the Contract Rate. Interest shall be calculated on the basis of a 360-day year for actual days elapsed. In no event shall the interest rate applicable at any time to this Note exceed the maximum rate permitted by law.

     This Note shall be payable in lawful money of the United States of America in immediately available funds. All payments on this Note shall be applied to the payment of accrued interest before being applied to the payment of principal. Any payment which is required to be made on a day which is not a Business Day (as defined below) shall be payable on the next succeeding Business Day and such additional time shall be included in the computation of interest. In the event that any other Obligations (as defined below) of Maker to Bank are due at any time that Bank receives a payment from Maker on account of this Note or any such other Obligations of Maker, Bank may apply such payment to amounts due under this Note or any such other Obligations in such manner as Bank, in its discretion, elects, regardless of any instructions from Maker to the contrary. As used herein, "Business Day" shall mean a day on which banks are regularly open for business in both London and New York City, New York other than a Saturday, Sunday or day on which banks are permitted to remain closed.

     Maker shall be entitled to prepay the outstanding principal amount of this
Note in whole or in part before 11:00 A.M. on any Business Day without the prior consent of Bank provided that any such prepayments shall be made together with
(i) the payment of all interest accrued on the prepaid principal to the date of prepayment and (ii) the payment of the Liquidated Cost (as defined below). As used herein, "Liquidated Cost" means, with respect to any prepayment, an amount necessary to compensate Bank for the cost of reinvesting, for the period extending to the last day of an Interest Period, the prepaid principal amount received by Bank at a rate or rates which may be less than the Contract Rate. Maker and Bank acknowledge that determining the actual amount of the Liquidated Cost may be difficult or impossible in any specific instance and accordingly Maker agrees with Bank that the Liquidated Cost shall equal the excess, if any, of (i) the product of (A) the amount of principal prepaid, multiplied by (B) the Contract Rate divided by 360, multiplied by (C) the remaining number of days from the date of the prepayment to the end of the Interest Period, over (ii) that amount of interest which Bank determines that the holder of a Treasury Obligation (as defined below) selected by Bank in the amount (or as close to such amount as is feasible) of the prepaid principal and having a maturity date on the last day of the Interest Period (or as soon thereafter as is feasible), would earn if that Treasury Obligation were purchased in the secondary market on the date of the prepayment and were held to the last day of the Interest Period. Maker agrees that the determination of Liquidated Cost shall be based on amounts which a holder of a Treasury Obligation could receive under these circumstances, whether or not Bank actually invests the prepaid principal amount in any Treasury Obligation. As used herein, "Treasury Obligation" means a note, bill or bond issued by the United States Treasury Department as a full faith and credit general obligation of the United States. Maker agrees that the payment of Liquidated Cost as a premium in connection with any prepayment is reasonable to compensate Bank for lost income resulting from such prepayment because Maker is receiving the benefit of having the Contract Rate priced based on LIBOR.

     Upon the occurrence of any of the following (each, an "Event of Default") with respect to any Maker, indorser or guarantor of the indebtedness evidenced by this Note: (i) default in payment of any amount due under this Note or failure to comply with any warranty representation or covenant made herein; (ii) any of them shall commence any case, proceeding or other action under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to any of them, or seeking to adjudicate any of them a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to any of them or any of their debts, or seeking appointment of a receiver, trustee, custodian or other similar official for any of them or for all or any substantial part of the assets of any of them, or any of them shall make a general assignment for the benefit of its creditors, or there shall be commenced against any of them any case, proceeding or other action of a nature referred to in this clause (ii), or there shall be commenced against any of them any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of the assets of any of them which results in the entry of an order for any such relief, or any of them shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in this clause (ii), or any of them shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; (iii) entry of a judgment against any of them in an amount in excess of $1,000,000 which has not been satisfied or vacated within 30 days of entry; (iv) failure to pay or remit any tax when assessed or due (unless appealed in good faith within 60 days); (v) dissolution; (vi) failing to furnish Bank with any requested financial information or failing to permit inspection of books or records by Bank or any of its agents, attorneys or accountants within 20 days following Bank's request; (vii) making any misrepresentation to Bank in obtaining credit for any of them; then, in the case of any Event of Default other than those referred to in clause (ii) of this sentence, Bank may declare by notice to Maker any and all Obligations of Maker to be immediately due and payable, and in case of any Event of Default referred to in clause (ii) of this sentence all of the Obligations of Maker shall automatically become due and payable immediately without notice or demand.

     Bank shall have a continuing lien and/or right of set-off on, and is hereby granted a security interest in, all deposits (general and special) and credits with Bank or any Bank Affiliate of any Maker and indorser, and may apply all or part of the same to any Obligations of Maker hereunder, at any time or times, without notice. Bank shall have a continuing lien on and is granted a security interest in all property of every Maker and indorser and the proceeds thereof held or received by Bank or any Bank Affiliate in an amount equal to the Collateral Value of such property required to pay the Obligations. As used herein the term "Collateral Value", shall mean the sum of any cash held and the sum of the respective products obtained by multiplying the fair market value, as determined by the Bank, of each type of marketable Security held in such Account, by the applicable percentage for such type of security in accordance with Bank's policy in effect from time to time. As used in this Note, the term "Bank Affiliate" includes any individual, partnership or corporation acting as nominee or agent for Bank, and any corporation or bank which is directly or indirectly owned or controlled by, or under common control with, Bank. Any notice of disposition of property shall be deemed reasonable if mailed at least five days before such disposition to the last address of Maker or indorser on Bank's records. If the Obligations of Maker to Bank evidenced by this Note are secured by a security agreement and/or other security documents which Maker has separately delivered to Bank (whether or not such documents make specific reference to this Note), reference to such documents is made for a description of the collateral provided thereby and of the rights of Maker and Bank therein. The rights and remedies of Bank provided for hereunder (including but not limited to the right to accelerate Obligations of Maker and to realize on any security for any such Obligations) are cumulative with the rights and remedies of Bank available under any other instrument or agreement or under applicable law. As used in this Note, the term "Obligations" of a person means all amounts payable under this Note. "Person" means any individual, partnership, limited partnership, corporation, association, trust or other entity.

     In the case of the occurrence of an Event of Default, each Maker and indorser shall be jointly and severally liable for all costs of enforcement and collection of this Note incurred by Bank or any other holder of this Note, including but not limited to reasonable attorneys' fees, disbursements and court costs. In addition, in the event of a default hereunder, Maker shall pay all reasonable attorneys' fees and disbursements incurred by Bank in obtaining advice as to its rights and remedies in connection with such default.

     Maker and each indorser hereby separately waive presentment, demand for payment, notice of dishonor, protest and notice of protest, and any or all other notices or demands in connection with the delivery, acceptance, performance, default, endorsement or guarantee of this Note. The liability of any Maker or indorser hereunder shall be unconditional and shall not be in any manner affected by any indulgence whatsoever granted or consented to by the holder hereof, including but not limited to any extension of time, renewal, waiver or other modification. Any failure of the holder to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any time and from time to time thereafter. Bank or any holder may accept late payments, or partial payments, even though marked "payment in full" or containing words of similar import or other conditions, without waiving any of its rights. No amendment, modification or waiver of any provision of this Note nor consent to any departure by Maker therefrom shall be effective, irrespective of any course of dealing, unless the same shall be in writing and signed by Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. This Note cannot be changed or terminated orally or by estoppel or waiver or by any alleged oral modification regardless of any claimed partial performance referable thereto.

     Any notice from Bank to Maker or any indorser shall be deemed given when delivered to Maker or such indorser by hand or when deposited in the United States mail and addressed to Maker or such indorser at the last address of Maker or such indorser appearing on Bank's records.

     This Note shall be governed by and construed in accordance with the laws of the State of New York applicable to instruments made and to be performed wholly within that state. If any provision of this Note is held to be illegal or unenforceable for any reason whatsoever, such illegality or unenforceability shall not affect the validity of any other provision hereof.

     MAKER AND EACH INDORSER AGREE THAT ANY ACTION, DISPUTE, PROCEEDING, CLAIM OR CONTROVERSY BETWEEN MAKER OR SUCH INDORSER AND BANK, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE ("DISPUTE" OR "DISPUTES") SHALL, AT BANK'S ELECTION, WHICH ELECTION MAY BE MADE AT ANY TIME PRIOR TO THE COMMENCEMENT OF A JUDICIAL PROCEEDING BY BANK, OR IN THE EVENT OF A JUDICIAL PROCEEDING INSTITUTED BY MAKER OR SUCH INDORSER AT ANY TIME PRIOR TO THE LAST DAY TO ANSWER AND/OR RESPOND TO A SUMMONS AND/OR COMPLAINT MADE BY MAKER OR SUCH INDORSER, BE RESOLVED BY ARBITRATION IN ACCORDANCE WITH THE PROVISIONS OF THIS PARAGRAPH AND SHALL, AT THE ELECTION OF BANK, INCLUDE ALL DISPUTES ARISING OUT OF OR IN CONNECTION WITH
(1) THIS NOTE OR ANY RELATED AGREEMENTS OR INSTRUMENTS, (2) ALL PAST, PRESENT AND FUTURE AGREEMENTS INVOLVING MAKER OR SUCH INDORSER AND BANK, (3) ANY TRANSACTION RELATED TO THIS NOTE AND ALL PAST, PRESENT AND FUTURE TRANSACTIONS INVOLVING MAKER OR SUCH INDORSER AND BANK, AND (4) ANY ASPECT OF THE PAST, PRESENT OR FUTURE RELATIONSHIP OF MAKER OR SUCH INDORSER AND BANK. Bank may elect to require arbitration of any Dispute with Maker or any indorser without thereby being required to arbitrate all Disputes between Bank and Maker or such indorser. Any such Dispute shall be resolved by binding arbitration in accordance with Article 75 of the New York Civil Practice Law and Rules and the Commercial Arbitration Rules of the American Arbitration Association ("AAA"). In the event of any inconsistency between such Rules and these arbitration provisions, these provisions shall supersede such Rules. All statutes of limitations which would otherwise be applicable shall apply to any arbitration proceeding under this paragraph. In any arbitration proceeding subject to this paragraph, the arbitration panel (the "arbitrator") is specifically empowered to decide (by documents only, or with a hearing, at the arbitrator's sole discretion) pre-hearing motions which are substantially similar to pre-hearing motions to dismiss and motions for summary adjudication. In any such arbitration proceeding, the arbitrator shall not have the power or authority to award punitive damages to any party. Judgment upon the award rendered may be entered in any court having jurisdiction. Whenever an arbitration is required, the parties shall select an arbitrator in the manner provided in this paragraph. No provision of, nor the exercise of any rights under, this paragraph shall limit the right of Bank (1) to foreclose against any real or personal property collateral through judicial foreclosure, by the exercise of the power of sale under a deed of trust, mortgage or other security agreement or instrument, pursuant to applicable provisions of the Uniform Commercial Code, or otherwise herein pursuant to applicable law, (2) to exercise self-help remedies including but not limited to setoff and repossession, or (3) to request and obtain from a court having jurisdiction before, during or after the pendency of any arbitration, provisional or ancillary remedies and relief including but not limited to injunctive or mandatory relief or the appointment of a receiver. The institution and maintenance of an action or judicial proceeding for, or pursuit of, provisional or ancillary remedies or exercise of self-help remedies shall not constitute a waiver of the right of Bank, even if Bank is the plaintiff, to submit the Dispute to arbitration if Bank would otherwise have such right. Whenever an arbitration is required under this paragraph, the arbitrator shall be selected, except as otherwise herein provided, in accordance with the Commercial Arbitration Rules of the AAA. A single arbitrator shall decide any claim of $100,000 or less and he or she shall be an attorney with at least five years' experience. Where the claim of any party exceeds $100,000, the Dispute shall be decided by a majority of three arbitrators, at least two of whom shall be attorneys (at least one of whom shall have not less than five years' experience representing commercial banks). The arbitrator shall have the power to award recovery of all costs and fees (including attorneys' fees, administrative fees, arbitrator's fees, and court costs) to the prevailing party. In the event of any Dispute governed by this paragraph, each of the parties shall, subject to the award of the arbitrator, pay an equal share of the arbitrator's fees.

     MAKER AND EACH INDORSER AGREE THAT ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS NOTE MAY BE INITIATED AND PROSECUTED IN THE STATE OR FEDERAL COURTS, AS THE CASE MAY BE, LOCATED IN NEW YORK COUNTY, NEW YORK AND ANY ARBITRATION PROCEEDING PURSUANT HERETO SHALL BE CONDUCTED IN NEW YORK, NEW YORK. MAKER AND EACH INDORSER CONSENT TO AND SUBMIT TO THE EXERCISE OF JURISDICTION OVER ITS PERSON BY ANY SUCH COURT HAVING JURISDICTION OVER THE SUBJECT MATTER, WAIVE PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT AND CONSENT THAT ALL SUCH SERVICE OF PROCESS BE MADE BY REGISTERED MAIL DIRECTED TO MAKER OR SUCH INDORSER AT ITS ADDRESS SET FORTH BELOW OR TO ANY OTHER ADDRESS AS MAY APPEAR IN BANK'S RECORDS AS THE ADDRESS OF MAKER OR SUCH INDORSER.

     IN ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS NOTE, BANK, MAKER AND EACH INDORSER WAIVE TRIAL BY JURY, AND MAKER AND EACH INDORSER ALSO WAIVE (I) THE RIGHT TO INTERPOSE ANY SET-OFF OR COUNTERCLAIM OF ANY NATURE OR DESCRIPTION, (II) ANY OBJECTION BASED ON FORUM NON CONVENIENS OR VENUE, AND (III) ANY CLAIM FOR CONSEQUENTIAL, PUNITIVE OR SPECIAL DAMAGES.

     If this Note is executed by more than one person, then each such person shall be jointly and severally liable on this Note, and the term "Maker" shall mean each, any or all of such persons.

     Bank is authorized to fill in any blank spaces and to otherwise complete this Note and correct any patent errors herein.



SIGNATURE OF MAKER                     Name of Maker (if not a natural person)

                                       ORCKIT COMMUNICATIONS LTD
Print Name
                                       By: /s/ Izhak Tamir, President
                                       ------------------------------
Address for Notices                    Signature of Authorized Signatory


Signature of Maker                     Print Name and Title
                                       Izhak Tamir, President
                                       ----------------------

Print Name
                                       Address for Notices

Address for Notices                    126 YIGAL ALON ST; TEL AVIV; ISRAEL

                                       [If Maker is not a natural person,
                                        indicate the type of entity below]

                                       The Maker signing above is a:

                                        1     partnership
                                                organized under the
                                                laws of _______.

                                       2        limited partnership
                                                organized under the
                                                laws of _______.

                                       X 3      corporation organized
                                                under the laws of Israel.

                                       4        other (specify):

                                 PROMISSORY NOTE
                                 (LIBOR PRICING)

                                                           New York, New York
$5,000,000.00                                              Date: MARCH 30, 2004


     FOR VALUE RECEIVED, the undersigned ("Maker") promises to pay to the order of HSBC BANK USA ("Bank") at its office located at 452 Fifth Avenue, New York, New York 10018 or at any of its other banking offices in New York as Bank may designate by written notice to Maker, the sum of FIVE MILLION UNITED STATES DOLLARS ON May 15, 2005, (the Maturity Date) together with interest from the date hereof on the unpaid principal of this Note until paid in full at the rate set forth below.

     Interest on the unpaid principal amount of this Note shall be due and payable on September 27, 2004 and on the date on which the principal balance is due whether by acceleration or on the Maturity Date. This Note shall bear interest at a fixed rate per annum equal to 0.65% above LIBOR (the "Contract Rate"). "LIBOR" means the interest rate equal to the London Interbank Offered Rate shown on Bridge Telerate Screen, page 3750 or any successor page thereto, at the 11:00 A.M. (London time) fixing, rounded upward to the nearest 1/8th of 1%, two Business Days prior to the date of this Note for deposits of United States Dollars in an amount comparable to the principal amount of this Note for a period equal to 412 days.

     After the principal of this Note becomes due, interest under this Note shall be payable on demand and interest shall accrue at a fluctuating rate per annum equal to 2% per annum above the Contract Rate. Interest shall be calculated on the basis of a 360-day year for actual days elapsed. In no event shall the interest rate applicable at any time to this Note exceed the maximum rate permitted by law.

     This Note shall be payable in lawful money of the United States of America in immediately available funds. All payments on this Note shall be applied to the payment of accrued interest before being applied to the payment of principal. Any payment which is required to be made on a day which is not a Business Day (as defined below) shall be payable on the next succeeding Business Day and such additional time shall be included in the computation of interest. In the event that any other Obligations (as defined below) of Maker to Bank are due at any time that Bank receives a payment from Maker on account of this Note or any such other Obligations of Maker, Bank may apply such payment to amounts due under this Note or any such other Obligations in such manner as Bank, in its discretion, elects, regardless of any instructions from Maker to the contrary. As used herein, "Business Day" shall mean a day on which banks are regularly open for business in both London and New York City, New York other than a Saturday, Sunday or day on which banks are permitted to remain closed.

     Maker shall be entitled to prepay the outstanding principal amount of this
Note in whole or in part before 11:00 A.M. on any Business Day without the prior consent of Bank provided that any such prepayments shall be made together with
(i) the payment of all interest accrued on the prepaid principal to the date of prepayment and (ii) the payment of the Liquidated Cost (as defined below). As used herein, "Liquidated Cost" means, with respect to any prepayment, an amount necessary to compensate Bank for the cost of reinvesting, for the period extending to the last day of an Interest Period, the prepaid principal amount received by Bank at a rate or rates which may be less than the Contract Rate. Maker and Bank acknowledge that determining the actual amount of the Liquidated Cost may be difficult or impossible in any specific instance and accordingly Maker agrees with Bank that the Liquidated Cost shall equal the excess, if any, of (i) the product of (A) the amount of principal prepaid, multiplied by (B) the Contract Rate divided by 360, multiplied by (C) the remaining number of days from the date of the prepayment to the end of the Interest Period, over (ii) that amount of interest which Bank determines that the holder of a Treasury Obligation (as defined below) selected by Bank in the amount (or as close to such amount as is feasible) of the prepaid principal and having a maturity date on the last day of the Interest Period (or as soon thereafter as is feasible), would earn if that Treasury Obligation were purchased in the secondary market on the date of the prepayment and were held to the last day of the Interest Period. Maker agrees that the determination of Liquidated Cost shall be based on amounts which a holder of a Treasury Obligation could receive under these circumstances, whether or not Bank actually invests the prepaid principal amount in any Treasury Obligation. As used herein, "Treasury Obligation" means a note, bill or bond issued by the United States Treasury Department as a full faith and credit general obligation of the United States. Maker agrees that the payment of Liquidated Cost as a premium in connection with any prepayment is reasonable to compensate Bank for lost income resulting from such prepayment because Maker is receiving the benefit of having the Contract Rate priced based on LIBOR.

     Upon the occurrence of any of the following (each, an "Event of Default") with respect to any Maker, indorser or guarantor of the indebtedness evidenced by this Note: (i) default in payment of any amount due under this Note or failure to comply with any warranty representation or covenant made herein; (ii) any of them shall commence any case, proceeding or other action under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to any of them, or seeking to adjudicate any of them a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to any of them or any of their debts, or seeking appointment of a receiver, trustee, custodian or other similar official for any of them or for all or any substantial part of the assets of any of them, or any of them shall make a general assignment for the benefit of its creditors, or there shall be commenced against any of them any case, proceeding or other action of a nature referred to in this clause (ii), or there shall be commenced against any of them any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of the assets of any of them which results in the entry of an order for any such relief, or any of them shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in this clause (ii), or any of them shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; (iii) entry of a judgment against any of them in an amount in excess of $1,000,000 which has not been satisfied or vacated within 30 days of entry; (iv) failure to pay or remit any tax when assessed or due (unless appealed in good faith within 60 days); (v) dissolution; (vi) failing to furnish Bank with any requested financial information or failing to permit inspection of books or records by Bank or any of its agents, attorneys or accountants within 20 days following Bank's request; (vii) making any misrepresentation to Bank in obtaining credit for any of them; then, in the case of any Event of Default other than those referred to in clause (ii) of this sentence, Bank may declare by notice to Maker any and all Obligations of Maker to be immediately due and payable, and in case of any Event of Default referred to in clause (ii) of this sentence all of the Obligations of Maker shall automatically become due and payable immediately without notice or demand.

     Bank shall have a continuing lien and/or right of set-off on, and is hereby granted a security interest in, all deposits (general and special) and credits with Bank or any Bank Affiliate of any Maker and indorser, and may apply all or part of the same to any Obligations of Maker hereunder, at any time or times, without notice. Bank shall have a continuing lien on and is granted a security interest in all property of every Maker and indorser and the proceeds thereof held or received by Bank or any Bank Affiliate in an amount equal to the Collateral Value of such property required to pay the Obligations. As used herein the term "Collateral Value", shall mean the sum of any cash held and the sum of the respective products obtained by multiplying the fair market value, as determined by the Bank, of each type of marketable Security held in such Account, by the applicable percentage for such type of security in accordance with Bank's policy in effect from time to time. As used in this Note, the term "Bank Affiliate" includes any individual, partnership or corporation acting as nominee or agent for Bank, and any corporation or bank which is directly or indirectly owned or controlled by, or under common control with, Bank. Any notice of disposition of property shall be deemed reasonable if mailed at least five days before such disposition to the last address of Maker or indorser on Bank's records. If the Obligations of Maker to Bank evidenced by this Note are secured by a security agreement and/or other security documents which Maker has separately delivered to Bank (whether or not such documents make specific reference to this Note), reference to such documents is made for a description of the collateral provided thereby and of the rights of Maker and Bank therein. The rights and remedies of Bank provided for hereunder (including but not limited to the right to accelerate Obligations of Maker and to realize on any security for any such Obligations) are cumulative with the rights and remedies of Bank available under any other instrument or agreement or under applicable law. As used in this Note, the term "Obligations" of a person means all amounts payable under this Note. "Person" means any individual, partnership, limited partnership, corporation, association, trust or other entity.

     In the case of the occurrence of an Event of Default, each Maker and indorser shall be jointly and severally liable for all costs of enforcement and collection of this Note incurred by Bank or any other holder of this Note, including but not limited to reasonable attorneys' fees, disbursements and court costs. In addition, in the event of a default hereunder, Maker shall pay all reasonable attorneys' fees and disbursements incurred by Bank in obtaining advice as to its rights and remedies in connection with such default.

     Maker and each indorser hereby separately waive presentment, demand for payment, notice of dishonor, protest and notice of protest, and any or all other notices or demands in connection with the delivery, acceptance, performance, default, endorsement or guarantee of this Note. The liability of any Maker or indorser hereunder shall be unconditional and shall not be in any manner affected by any indulgence whatsoever granted or consented to by the holder hereof, including but not limited to any extension of time, renewal, waiver or other modification. Any failure of the holder to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any time and from time to time thereafter. Bank or any holder may accept late payments, or partial payments, even though marked "payment in full" or containing words of similar import or other conditions, without waiving any of its rights. No amendment, modification or waiver of any provision of this Note nor consent to any departure by Maker therefrom shall be effective, irrespective of any course of dealing, unless the same shall be in writing and signed by Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. This Note cannot be changed or terminated orally or by estoppel or waiver or by any alleged oral modification regardless of any claimed partial performance referable thereto.

     Any notice from Bank to Maker or any indorser shall be deemed given when delivered to Maker or such indorser by hand or when deposited in the United States mail and addressed to Maker or such indorser at the last address of Maker or such indorser appearing on Bank's records.

     This Note shall be governed by and construed in accordance with the laws of the State of New York applicable to instruments made and to be performed wholly within that state. If any provision of this Note is held to be illegal or unenforceable for any reason whatsoever, such illegality or unenforceability shall not affect the validity of any other provision hereof.

     MAKER AND EACH INDORSER AGREE THAT ANY ACTION, DISPUTE, PROCEEDING, CLAIM OR CONTROVERSY BETWEEN MAKER OR SUCH INDORSER AND BANK, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE ("DISPUTE" OR "DISPUTES") SHALL, AT BANK'S ELECTION, WHICH ELECTION MAY BE MADE AT ANY TIME PRIOR TO THE COMMENCEMENT OF A JUDICIAL PROCEEDING BY BANK, OR IN THE EVENT OF A JUDICIAL PROCEEDING INSTITUTED BY MAKER OR SUCH INDORSER AT ANY TIME PRIOR TO THE LAST DAY TO ANSWER AND/OR RESPOND TO A SUMMONS AND/OR COMPLAINT MADE BY MAKER OR SUCH INDORSER, BE RESOLVED BY ARBITRATION IN ACCORDANCE WITH THE PROVISIONS OF THIS PARAGRAPH AND SHALL, AT THE ELECTION OF BANK, INCLUDE ALL DISPUTES ARISING OUT OF OR IN CONNECTION WITH
(1) THIS NOTE OR ANY RELATED AGREEMENTS OR INSTRUMENTS, (2) ALL PAST, PRESENT AND FUTURE AGREEMENTS INVOLVING MAKER OR SUCH INDORSER AND BANK, (3) ANY TRANSACTION RELATED TO THIS NOTE AND ALL PAST, PRESENT AND FUTURE TRANSACTIONS INVOLVING MAKER OR SUCH INDORSER AND BANK, AND (4) ANY ASPECT OF THE PAST, PRESENT OR FUTURE RELATIONSHIP OF MAKER OR SUCH INDORSER AND BANK. Bank may elect to require arbitration of any Dispute with Maker or any indorser without thereby being required to arbitrate all Disputes between Bank and Maker or such indorser. Any such Dispute shall be resolved by binding arbitration in accordance with Article 75 of the New York Civil Practice Law and Rules and the Commercial Arbitration Rules of the American Arbitration Association ("AAA"). In the event of any inconsistency between such Rules and these arbitration provisions, these provisions shall supersede such Rules. All statutes of limitations which would otherwise be applicable shall apply to any arbitration proceeding under this paragraph. In any arbitration proceeding subject to this paragraph, the arbitration panel (the "arbitrator") is specifically empowered to decide (by documents only, or with a hearing, at the arbitrator's sole discretion) pre-hearing motions which are substantially similar to pre-hearing motions to dismiss and motions for summary adjudication. In any such arbitration proceeding, the arbitrator shall not have the power or authority to award punitive damages to any party. Judgment upon the award rendered may be entered in any court having jurisdiction. Whenever an arbitration is required, the parties shall select an arbitrator in the manner provided in this paragraph. No provision of, nor the exercise of any rights under, this paragraph shall limit the right of Bank (1) to foreclose against any real or personal property collateral through judicial foreclosure, by the exercise of the power of sale under a deed of trust, mortgage or other security agreement or instrument, pursuant to applicable provisions of the Uniform Commercial Code, or otherwise herein pursuant to applicable law, (2) to exercise self-help remedies including but not limited to setoff and repossession, or (3) to request and obtain from a court having jurisdiction before, during or after the pendency of any arbitration, provisional or ancillary remedies and relief including but not limited to injunctive or mandatory relief or the appointment of a receiver. The institution and maintenance of an action or judicial proceeding for, or pursuit of, provisional or ancillary remedies or exercise of self-help remedies shall not constitute a waiver of the right of Bank, even if Bank is the plaintiff, to submit the Dispute to arbitration if Bank would otherwise have such right. Whenever an arbitration is required under this paragraph, the arbitrator shall be selected, except as otherwise herein provided, in accordance with the Commercial Arbitration Rules of the AAA. A single arbitrator shall decide any claim of $100,000 or less and he or she shall be an attorney with at least five years' experience. Where the claim of any party exceeds $100,000, the Dispute shall be decided by a majority of three arbitrators, at least two of whom shall be attorneys (at least one of whom shall have not less than five years' experience representing commercial banks). The arbitrator shall have the power to award recovery of all costs and fees (including attorneys' fees, administrative fees, arbitrator's fees, and court costs) to the prevailing party. In the event of any Dispute governed by this paragraph, each of the parties shall, subject to the award of the arbitrator, pay an equal share of the arbitrator's fees.

     MAKER AND EACH INDORSER AGREE THAT ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS NOTE MAY BE INITIATED AND PROSECUTED IN THE STATE OR FEDERAL COURTS, AS THE CASE MAY BE, LOCATED IN NEW YORK COUNTY, NEW YORK AND ANY ARBITRATION PROCEEDING PURSUANT HERETO SHALL BE CONDUCTED IN NEW YORK, NEW YORK. MAKER AND EACH INDORSER CONSENT TO AND SUBMIT TO THE EXERCISE OF JURISDICTION OVER ITS PERSON BY ANY SUCH COURT HAVING JURISDICTION OVER THE SUBJECT MATTER, WAIVE PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT AND CONSENT THAT ALL SUCH SERVICE OF PROCESS BE MADE BY REGISTERED MAIL DIRECTED TO MAKER OR SUCH INDORSER AT ITS ADDRESS SET FORTH BELOW OR TO ANY OTHER ADDRESS AS MAY APPEAR IN BANK'S RECORDS AS THE ADDRESS OF MAKER OR SUCH INDORSER.

     IN ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS NOTE, BANK, MAKER AND EACH INDORSER WAIVE TRIAL BY JURY, AND MAKER AND EACH INDORSER ALSO WAIVE (I) THE RIGHT TO INTERPOSE ANY SET-OFF OR COUNTERCLAIM OF ANY NATURE OR DESCRIPTION, (II) ANY OBJECTION BASED ON FORUM NON CONVENIENS OR VENUE, AND (III) ANY CLAIM FOR CONSEQUENTIAL, PUNITIVE OR SPECIAL DAMAGES.

     If this Note is executed by more than one person, then each such person shall be jointly and severally liable on this Note, and the term "Maker" shall mean each, any or all of such persons.

     Bank is authorized to fill in any blank spaces and to otherwise complete this Note and correct any patent errors herein.



Signature of Maker                     Name of Maker (if not a natural person)

                                       ORCKIT COMMUNICATIONS LTD
Print Name
                                       By: /s/ Izhak Tamir, President
                                       ------------------------------
                                       Signature of Authorized Signatory
Address for Notices

                                       Print Name and Title
Signature of Maker                     Izhak Tamir, President
                                       ----------------------


Print Name                             Address for Notices
                                       126 YIGAL ALON ST; TEL AVIV; ISRAEL

Address for Notices                    [If Maker is not a natural person,
                                       indicate the type of entity below]

                                       The Maker signing above is a:

                                       1     partnership
                                                organized under the
                                                laws of _______.

                                       2        limited partnership
                                                organized under the
                                                laws of _______.

                                       X3       corporation organized
                                                under the laws of Israel.


                                       4        other (specify):